SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of April, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Public Company
CNPJ/MF no. 60.643.228/0001-21
NIRE: 35.300.022.807

General Shareholders’ Meeting Announcement

Shareholders of Votorantim Celulose e Papel S.A. (the “Company”) are invited to attend, on first call, an Annual General Meeting of the Company's Shareholders to be held on April 30, 2009 at 10:30 AM (Brasília Time), at the Company’s headquarters at Alameda Santos no. 1,357, 6th floor, in the City of São Paulo, SP, Brazil, to deliberate about the following matters:

(a) Appreciation of managers’ accounts, and review, discussion and voting of the Financial Statements for the fiscal year ended December 31, 2008;

(b) Destination of the net profit for the fiscal year ended December 31, 2008;

(c) Election of the members of the Board of Directors of the Company;

(d) Election of the members of the Fiscal Council of the Company; and

(e) Establishment of the global annual remuneration for the Company’s Management bodies.

All documents pertaining to the Annual General Meeting are available at the Company’s headquarters for the examination of interested shareholders.  Proof of share ownership in book-entry form issued by appropriate custodians will be required for admittance to the Annual General Meeting.  Shareholders’ proxies and representatives may attend the Annual General Meeting to the extent that they have been appointed within a year of the meeting, and their respective powers of attorney and instruments of representation must be delivered to the Company’s headquarter by no later than three business days prior to the date of the meeting, per Article 27, Paragraph 4 of the Company’s By-laws.

São Paulo, April 15, 2009.

JOSÉ ROBERTO ERMÍRIO DE MORAES
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: April 15, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer